<u>**SCF SECURITIES, INC.**</u>

<u>**REPORT PURSUANT TO RULE 17a-5(d)**</u>

<u>**YEAR ENDED DECEMBER 31, 2018**</u>

The report is filed in accordance with Rule 17a-5€(3) under the Securities Exchange Act of 1934
PUBLIC DOCUMENT.







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51760

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCF Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

155 E. Shaw Ave., Suite #102
(No. and Street)

Fresno	CA	93710
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Layne Meadows, 559-456-6108
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farber Hass Hurley LLP
(Name – *if individual, state last, first, middle name*)

9301 Oakdale Ave., Suite #230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1. _____
2. _____
3. _____
4. _____
5. _____
6. _____

Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of __Fresno__

Subscribed and sworn to (or affirmed) before me

on this __28__ day of __February__, 20__19__,
by   *Date*   *Month*   *Year*

(1)__Layne Meadows_____

(and (2)_____),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature __Dabana Manie Anppin_____

Signature of Notary Public

BARBARA MARIE LIPPIE
Commission # 2142232
Notary Public - California
Fresno County
My Comm. Expires Feb 9. 2020

Seal
Place Notary Seal Above

──────────── *OPTIONAL* ────────────

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____ Document Date: _____

Number of Pages: _____ Signer(s) Other Than Named Above: _____

OATH OR AFFIRMATION

I, Layne Meadows _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCF Securities, Inc. _____ , as of December 31 _____ , 20 18 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____


_____
Signature

Chief Financial Officer
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
SCF Securities, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SCF Securities, Inc. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SCF Securities, Inc. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SCF Securities, Inc.'s management. Our responsibility is to express an opinion on SCF Securities, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SCF Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as SCF Securities, Inc.'s auditor since 2014.

Chatsworth, California
February 28, 2019

SCF SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

ASSETS

Cash and Cash Equivalents (Note 1)	$	1,911,453
Commissions Receivable		921,335
Clearing Deposit		50,000
Other Receivables		49,739
Due From Affiliates (Note 3)		362,157
Other Assets		205,832
Current Tax Assets (Note 4)		56,309
TOTAL ASSETS	**$**	**3,556,825**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions Payable	$	798,890
Accounts Payable and Accrued Expenses		172,710
Accrued Payroll Liabilities		130,098
Deferred Income Taxes Payable (Note 4)		12,000
TOTAL LIABILITIES		**1,113,698**

COMMITMENTS AND CONTINGENCIES (Notes 6 and 7)

STOCKHOLDER'S EQUITY

Common Stock, $0.01 Par Value, 1,000,000 Shares Authorized, 2,000 Shares Issued and Outstanding	560
Additional Paid in Capital	238,037
Retained Earnings	2,204,530
TOTAL STOCKHOLDER'S EQUITY	**2,443,127**
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	**$ 3,556,825**

The accompanying notes are an integral part of these statements.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

SCF Securities, Inc. (the "Company") was incorporated in the State of Arizona on May 19, 1998, under the name Securities Consultants Financial Securities, Inc. The Company changed its name to SCF Securities, Inc. on December 6, 2000. The Company is a fully disclosed broker/dealer, whereby it does not hold customer funds or securities, registered under the Securities and Exchange Act of 1934 ("the Act"), as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

The Company primarily sells mutual funds, variable and fixed annuities, and life insurance, but also introduces general securities transactions to a clearing firm that carries customer accounts on a fully disclosed basis. The Company has over 100 registered representatives with no one registered representative contributing an undue concentration of risk. The Company is a wholly owned subsidiary of SCF Holdings, Inc. (the "Parent Company").

Recently Adopted Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Updates ("ASU") 2014-09, Revenue from Contracts with Customers: Topic 606, to supersede nearly all existing revenue recognition guidance under Generally Accepted Accounting Principles ("GAAP"). ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations. The Company adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies did not change materially as a result of applying the principles of revenue recognition from ASU 2014-09 and are largely consistent with existing guidance and current practices applied by the Company. The adoption of ASU 2014-09 did not have an impact on the Company's opening retained earnings as of January 1, 2018.

Revenue Recognition

The Company's has five primary revenue streams: (i) securities commissions, (ii) mutual fund, life insurance and variable annuity distribution fees, (iii) commission on the sale of alternative investments and private placements, (iv) due diligence and marketing reallowance, and (v) reimbursed expenses and other income. Revenue from contracts with customers subject to the guidance in Accounting Standards Codification ("Codification" or "ASC") 606 is included within these five revenue streams, which are presented accordingly within the statement of income.

Securities commissions, due diligence and marketing, and reimbursed expenses are generally recognized at a point in time upon the delivery of contracted services based on a predefined contractual amount or on the trade date for retail brokerage services based on prevailing market prices and internal and regulatory guidelines. All securities transactions for the Company's customers are executed and cleared by other broker-dealers. The Company earns revenue for selling affiliated and unaffiliated mutual funds, fixed and variable annuities, and insurance products. Commissions are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date when the underlying financial

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition (continued)

instrument or purchaser is identified, the pricing is agreed upon, and the risks and rewards of ownership have been transferred to/from the customer.

The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Commissions Receivable

The timing of the Company's revenue recognition may differ from the timing of payment by the Company's customers. The Company records a receivable when revenue is recognized prior to payment and have an unconditional right to payment. The Company had receivables related to revenues from contracts with customers of $921,335 at December 31, 2018 included in commissions receivable on the statement of financial condition.

Agreement with Clearing Broker and 15c3-3 Exemption

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act.

The clearing broker also performs all services customarily incident thereto, including the preparation and distribution of customers' confirmations and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash is commonly considered to consist of currency, demand deposits and all highly liquid debt instruments, including money market funds, purchased with an original maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 1 – ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Classification Topic 740-10, *Accounting for Income Taxes.* Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of the accounting. Under the asset and liability method of FASB ASC Topic 740-10, deferred tax assets and liabilities are recognized for the estimated future tax consequences or benefits attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using the enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets.

However, the Company's conclusions regarding this policy may be subject to reviews and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

NOTE 2 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $1,635,608 and $73,447, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.67 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 3 – RELATED PARTY TRANSACTIONS

As of December 31, 2018, the Company had receivables from related parties in the amount of $362,157. All lending between the Company and affiliated companies are unsecured, non-interest bearing, and due on demand.

In 2011, the Company entered into an expense allocation agreement with its affiliated entities under common ownership with respect to certain common expenses (salaries, technology, marketing, general office, and professional services). For the year ended December 31, 2018, expenses in the amount of $1,712,350 were allocated to these affiliated entities. The expenses on the statement of operations are presented net of this expense allocation. The Company is also reimbursed for ticket charge revenue received by a related party, and these charges totaled $74,969.

NOTE 4 – INCOME TAXES

The Company files its taxes as part of a consolidated tax return with its Parent and related entities. Management estimates the proportionate liability with respect to taxes at the individual entity level. The estimated tax receivable due from the Parent for the year ended December 31, 2018 was approximately $56,309.

The Company's tax provision consisted of the following for the year ended December 31, 2018:

	Federal	State	Total
Current	$ 97,053	$ 36,972	$ 134,025
Deferred	8,690	3,310	12,000
Total	$ 105,743	$ 40,282	$ 146,025

At December 31, 2018, the Company is estimated to have $56,309 in income taxes currently receivable for the year ended. Additionally, the Company has temporary differences in net income between an accrual and a cash basis of accounting, which may result in a future tax liability of approximately $12,000. The recognition of deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Tax Cuts and Jobs Act of 2017 was signed into law on December 22, 2017. The law includes significant changes to the U.S. corporate income tax system, including a federal corporate rate reduction from 34% to 21%. In accordance with ASC 740, the impact of a change in tax law was recorded in the period of enactment.

NOTE 5 – RETIREMENT PLANS

The Company sponsors a 401(k) plan that covers substantially all employees. Employer contributions were $72,474 for the year ended December 31, 2018.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2018

NOTE 6 – LEASE COMMITMENTS

The Company has a non-cancellable operating lease with an unrelated party for office space which expires in December 2019. Future minimum lease payments are as follows:

Year Ending December 31,	Amount
2019	$195,756

Rental expense for this operating lease was $161,849 for the year ended December 31, 2018, exclusive of any expense sharing allocation.

NOTE 7 – FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISK AND CONTINGENCIES

The Company's financial instruments, including cash and cash equivalents, commissions receivable, clearing deposit, other receivables, due from affiliates, other assets, commissions payable, accounts payable and accrued expenses, accrued payroll liabilities, income taxes payable and deferred tax liability are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The Company is in business as a securities broker-dealer. In the normal course of business, the Company's activities through its clearing broker involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

The Company bears the risk of financial failure by its clearing broker. If the clearing broker should cease doing business, the Company's receivable from this clearing broker could be subject to forfeiture.

In addition to the substantial amount of revenues received by the clearing broker, for the year ended December 31, 2018, the Company did not have any product sponsor for which revenues received from that one sponsor were greater than 10% of the Company's total revenue.

The Company maintains several bank accounts at financial institutions. These accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2018, the Company had deposits with financial institutions with uninsured cash balances totaling $1,411,453.

From time to time the Company is involved in various claims and litigation. In the opinion of management, following consultation with legal counsel, the ultimate liability or disposition thereof is not expected to have a material adverse effect on the financial condition, results of operations, or liquidity of the Company.

NOTE 8 – GUARANTEES

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, and index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently

NOTE 8 – GUARANTEES (continued)

require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2018 or during the year then ended.

NOTE 9 – RECENTLY ISSUED ACCOUNTING STANDARDS

The FASB has established the ASC as the authoritative source of GAAP recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of ASUs.

For the year ending December 31, 2018, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.